

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 10, 2009

Mr. Mark Stubbs
Chief Financial Officer
Callwave Inc.
136 West Canon Perdido Street
Suite C
Santa Barbara, California 93101

      RE: **Callwave Inc.**
              Form 10-K for the Fiscal Year Ended June 30, 2008
              Filed September 26, 2008
              Form 10-K/A for the Fiscal Year Ended June 30, 2008
              Filed October 22, 2008
              File No. 0-50958

Dear Mr. Stubbs:

      We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Intellectual Property, page 14

1. In future filings, please disclose the duration of any patents, trademarks or licenses you hold. See Item 101(h)(4)(vii) of Regulation S-K.

Management's Discussion & Analysis…, page 35

2. We note your statement on page 36 that management expects sales of new products to "mitigate the impact of declining revenue" from your legacy business "over time." In future filings, please revise your disclosure to provide additional detail regarding management's expectations for revenue from both your legacy business and your new line of unified communications products. Please refer to Item 303 of Regulation S-K and the Release No. 34-48960, which explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.

Results of Operations, page 39

3. We note that you refined the assumptions used for the amortization of deferred revenues and associated costs. Provide us with more details of the change including: (a) the assumptions previously used (b) assumptions refined (c) your reasons for the change and (c) why you believe the change was appropriate. Also, provide us with details of the costs you are deferring.

Liquidity and Capital Resources, page 42

4. We note your statement that you believe that your cash on hand will be "adequate" to fund your operations "for at least the next twelve months." In future filings, please revise your disclosure to provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release No. 34-26831 and footnote 43 of Release No. 34-48960.   Please also address the impact that strategic acquisitions and investments in sales, marketing and research (as discussed on page nine of your Form 10-K) will have on your liquidity needs.

Form 10-K/A filed October 22, 2008

Item 9A. Controls and Procedures

5. We note that in your amended Form 10-K you included the previously omitted
    disclosures regarding your assessment of internal control over financial reporting
    required by Item 308T of Regulation S-K and Item 9A. of Form 10-K.   We further note
    that in your amended Form 10-K your management has again concluded that disclosure
    controls and procedures were effective as of the end of the fiscal year. Please tell us in
    detail how you considered whether management's failure to perform or complete its
    report on internal control over financial reporting impacted its conclusions regarding the
    effectiveness of your disclosure controls and procedures *as of the end of the fiscal year*
    covered by the report. Please tell us the factors you considered and highlight for us those
    factors that supported your conclusion. In particular, please explain how you considered
    the definition of disclosure controls and procedures provided in Rule 13a-15(e), which
    indicates that effective controls and procedures would ensure that information required to
    be disclosed by the issuer is recorded, processed, summarized and reported within the
    time periods specified in the Commission's rules and forms. In addition, as discussed in
    Compliance and Disclosure Interpretation 115.02, which you can find at
    http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file
    management's report on Internal Control over Financial Reporting rendered your annual
    report materially deficient and also rendered the company not timely or current in its
    Exchange Act Reporting. In light of these facts, please explain how you could conclude
    that disclosure controls and procedures were effective. Alternatively, please further
    amend the 10-K to disclose management's revised conclusion on the effectiveness of your
    disclosure controls and procedures, i.e., that disclosure controls and procedures were not
    effective as of the end of the fiscal year.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Summary Compensation Table for Fiscal Year 2008, page 16

6. Please tell us why the semi-annual incentive bonuses described on page 13 are not
    reflected in the summary compensation table.

*   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10
business days or tell us when you will provide us with a response. Please furnish a letter that
keys your responses to our comments and provides any requested information. Detail letters
greatly facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accounting at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, Robert Bartelmes, Senior Financial Analyst at (202) 551-3354, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director